Exhibit 12
CELANESE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	(In $ millions, except ratio of earnings to combined fixed
	charges)
Earnings:
Earnings from continuing operations before tax and minority interest	146	123	307	136
Less:
Equity in net earnings of affiliates	(18)	(12)	(39)	(27)
Plus:
Income distributions from equity investments	19	10	36	46
Amortization of capitalized interest	1	2	2	3
Total fixed charges	87	84	172	277

Total earnings as defined before combined fixed charges	235	207	478	435

Fixed charges:
Interest expense	73	68	144	244
Capitalized interest	2	1	3	2
Estimated interest portion of rent expense	9	6	18	12
Cumulative undeclared and declared preferred stock dividends	2	2	5	4
Guaranteed payment to minority shareholders	1	7	2	15

Total combined fixed charges	87	84	172	277

Ratio of earnings to combined fixed charges	2.7	2.5	2.8	1.6